Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Hamilton Lane Private Assets Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$237,850,539.00	0.0001381	$32,847.16

Total Transaction Valuation:		$237,850,539.00
Total Fees Due for Filing:				$32,847.16
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$32,847.16

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Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 12,771,038 Shares (approximately 5.00% of the net assets of the Fund as of September 30, 2025) based on a net asset value per Class D Share, Class I Share and Class R Share as of the close of business on September 30, 2025 of $18.66, $18.88 and $18.23, respectively.